SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 30, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date October 30, 2002

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:
Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

OLLI VAARTIMO TO BECOME METSO’S EXECUTIVE VICE PRESIDENT AND CFO AS
OF MAY 1, 2003

     (Helsinki, Finland, October 30, 2002) – Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has appointed Olli Vaartimo (52), M.Sc. (Econ), as the Corporation’s Executive Vice President, CFO and Deputy to the President. Vaartimo will start in this position by May 1, 2003. Olli Vaartimo is currently President of Metso Minerals. Prior to his current position, he was Executive Vice President of Rauma Corporation from 1991 and President of Rauma Corporation’s Nordberg Group from 1993. Vaartimo joined Rauma-Repola in 1974.

     Sakari Tamminen, Metso’s Executive Vice President and CFO, will become President and CEO of Rautaruukki as of January 1, 2004. He will become Senior Executive Vice President of Rautaruukki by May 1, 2003.

     Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.